Exhibit 21.1

List of Subsidiaries

A table of subsidiaries of CommerceHub, Inc. following the Spin-Off is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business.

Subsidiary	Jurisdiction of Formation	Name Doing Business As

Commerce Technologies, LLC	Delaware	CommerceHub

CommerceHub (UK) Ltd.	UK	—